April 9, 2020

Jonathan Clark
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group Inc.
350 Camino de La Reina, Suite 100
San Diego, California 92108

       Re: ENCORE CAPITAL GROUP INC
           Form 10-K
           Filed February 26, 2020
           File No. 000-26489

Dear Mr. Clark:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 26, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Purchases and Collections
Cabot (Europe), page 29

1. We note your disclosure on page 30 regarding the "co-investment agreements" you entered into during the fourth quarter of 2019 and the $9.3 million gain recognized on the sale of certain portfolios related to these agreements. Please revise future filings to discuss any:

           material terms, conditions, and obligations under the agreements, and material impact on your liquidity, capital resources or results of operations, including any trends and uncertainties.

      In addition please file these agreements as an exhibit or tell us why they are not required.
 Jonathan Clark
Encore Capital Group Inc.
April 9, 2020
Page 2
         Refer to Item 601(b)(10) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1. Ownership, Description of Business, and Summary of Significant
Accounting
Policies - Recent Accounting Pronouncements, page F-8

2. We note your disclosure that upon adoption of ASU 2016-13, you will include expected recoveries of upfront court costs in the measurement of the investment in receivable portfolios at a discounted value. We also note that you provided us information related to court costs and accounting literature supporting your prior policy in your response to comment six in your letter dated September 14, 2012. Please tell us if the information is still accurate. If not, please clarify and specifically identify the accounting guidance that supports your new policy. Also, please tell us:

              when you recognize an amount for expected recoveries of upfront court costs in your receivables portfolio. For example, do you include these cash flows in your initial estimate of cash flows at acquisition, when court costs are paid, etc., how the cash flows impact your income recognition on your receivables portfolio, whether you would include expected recoveries of upfront court costs only in situations where you expect to collect the full unpaid principal balance, and if you believe these amounts represent expected recoveries of amounts previously written off as used in ASC 326.

         Lastly, please provide us example journal entries with supporting commentary illustrating your new accounting policies.
3. We note your disclosure that upon adoption of ASU 2016-13, an adjustment will be made to retained earnings to reflect the net change from an undiscounted to discounted value prior to writing-off uncollectible court costs and that the decrease to opening retained earnings is estimated to be between $40 and $50 million. Please tell us in detail how you calculated the estimated decrease to opening retained earnings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 if you have any questions.



FirstName LastNameJonathan Clark                                Sincerely,
Comapany NameEncore Capital Group Inc.
                                                                Division of
Corporation Finance
April 9, 2020 Page 2                                            Office of
Finance
FirstName LastName